                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 13D/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                  FIDELITY NATIONAL INFORMATION SOLUTIONS, INC.
                                (Name of Issuer)


                         COMMON STOCK, $0.001 PAR VALUE
                         (Title of Class of Securities)

                                   928365-20-4
                                 (CUSIP Number)


                                 ALAN L. STINSON
              EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                        FIDELITY NATIONAL FINANCIAL, INC.
                       17911 VON KARMAN AVENUE, SUITE 300
                            IRVINE, CALIFORNIA 92614
                                 (949) 622-5000

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                   COPIES TO:
                             C. CRAIG CARLSON, ESQ.
                         STRADLING YOCCA CARLSON & RAUTH
                      660 NEWPORT CENTER DRIVE, SUITE, 1600
                             NEWPORT BEACH, CA 92660
                            TELEPHONE: (949) 725-4000


                                 AUGUST 1, 2001


             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), Section 240.13d-1(f) or Section 240.13d-1(g), check the following box [ ].

                                  SCHEDULE 13D

-------------------------                                      -----------------
CUSIP NO. 928365-20-4                                          PAGE 2 OF 8 PAGES
-------------------------                                      -----------------

================================================================================
1         NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Fidelity National Financial, Inc. 86-0498599; Chicago Title & Trust Company
          36-0906930
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (a) [X]
          (b) [ ]
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS (See Instructions)

                  OO
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------------------------------------------------------------------------------
                               7       SOLE VOTING POWER
          NUMBER OF
           SHARES                      18,003,869
        BENEFICIALLY           -------------------------------------------------
          OWNED BY             8       SHARED VOTING POWER
            EACH
          REPORTING                    -0-
           PERSON              -------------------------------------------------
            WITH               9       SOLE DISPOSITIVE POWER

                                       18,003,869
                               -------------------------------------------------
                               10      SHARED DISPOSITIVE POWER

                                        -0-
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          Fidelity National Financial - 6,300,068 shares; Chicago Title & Trust
          - 11,703,801 shares
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES (See Instructions)

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          Approximately 80%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON (See Instructions)

          CO
================================================================================



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

        Fidelity National Financial, Inc., a Delaware corporation ("Fidelity"), and Chicago Title and Trust Company, an Illinois corporation ("Chicago Title"), pursuant to Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, hereby file this Amendment No. 1 to Schedule 13D (the "Statement") which amends the Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on February 23, 2001 with respect to the shares of Common Stock, par value $0.001 per share (the "FNIS Common Stock") of Fidelity National Information Solutions, Inc., a Delaware corporation ("FNIS"), formerly Vista Information Solutions, Inc. Fidelity and Chicago Title are collectively referred to herein as the "Reporting Persons."

ITEM 1. SECURITY AND ISSUER.

        This Statement relates to the Common Stock, par value $0.001 per share, of FNIS. FNIS's principal executive offices are located at 4050 Calle Real, Suite 200, Santa Barbara, California 93110.

ITEM 2. IDENTITY AND BACKGROUND.

        Fidelity National Financial, Inc. is a Delaware corporation with its principal business and principal executive offices located at 17911 Von Karman Avenue, Suite 300, Irvine, California 92614. Fidelity is a holding company whose subsidiaries are engaged in the business of issuing title insurance policies and performing other title and real estate-related services.

        Chicago Title and Trust Company is an Illinois corporation and a wholly-owned subsidiary of Fidelity with its principal business and principal executive offices located at 171 N. Clark Street, Chicago, Illinois 60601. Chicago Title is engaged in the business of issuing title insurance policies and performing other title and real estate-related services.

        Information regarding the directors, executive officers and controlling persons of Fidelity is set forth on Schedule I attached hereto, which schedule is hereby incorporated by reference. Information regarding the directors, executive officers and controlling persons of Chicago Title is set forth on
Schedule II attached hereto, which schedule is hereby incorporated by reference.

        During the last five years, neither the Reporting Persons nor, to the best knowledge of the Reporting Persons, any person named in Schedule I or
Schedule II attached hereto, has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administration body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      As of August 1, 2001, Fidelity directly beneficially owned 6,300,068 shares of FNIS Common Stock. 5,507,671 shares were acquired in connection with the transactions undertaken pursuant to that certain Agreement and Plan of Reorganization and Merger, dated as of April 12, 2001 (the "Merger Agreement"), by and among Fidelity, Chicago Title, and FNIS. The Merger Agreement closed on August 1, 2001. As consideration for these shares, Fidelity merged International Data Management Corporation, a California corporation ("IDM") and wholly-owned subsidiary of Fidelity with a newly-formed merger subsidiary of FNIS and transferred 80% of the issued and outstanding shares of capital stock of Fidelity National Tax Service, Inc., a California corporation ("FNTS"), which was held by Fidelity, to FNIS. These transactions were completed on August 1, 2001.

        The remaining 792,397 shares held directly by Fidelity were acquired on February 15, 2001 in connection with (i) the purchase of a secured convertible note (the "Note"), now convertible into 656,682 shares of FNIS Common Stock at the election of Fidelity, and (ii) the direct purchase of 135,715 shares of FNIS Common Stock (the "Moore Shares"), from Moore North America, Inc., a Delaware corporation. These transactions were reported on the Schedule 13D filed by Fidelity on February 23, 2001. Shares figures in this Form 13D/A reflect the 1 for 7 reverse stock split of FNIS Common Stock which occurred on August 1, 2001 in conjunction with the closing of the Mergers (as defined below).

        An additional 11,703,801 shares of FNIS Common Stock are beneficially owned by both the Reporting Persons as a consequence of being directly beneficially owned by Chicago Title. These shares were acquired in connection with the transactions undertaken pursuant to Merger Agreement. As consideration for these shares, Chicago Title merged the following companies with newly formed merger subsidiaries of FNIS: i) Market Intelligence, Inc., a Massachusetts corporation ("MII"), a wholly-owned subsidiary of Chicago Title; ii) Fidelity National Credit Service, Inc., a New York corporation ("FNCS"), a wholly-owned subsidiary of Chicago Title; and (iii) Fidelity National Flood Services, Inc., a Delaware corporation ("Flood Co."), a wholly-owned subsidiary of Chicago Title.

ITEM 4. PURPOSE OF TRANSACTION.

        The purpose of the acquisition of the FNIS Common Shares by the Reporting Persons was to effect a transaction by which Fidelity would obtain ultimate beneficial ownership and control of approximately 80% of the outstanding Common Stock of FNIS. The February 15, 2001 acquisition of the Moore Shares was undertaken in contemplation of the transactions to be effected by the Merger Agreement.

        On April 12, 2001, Fidelity, Chicago Title and FNIS entered into the Merger Agreement and various agreements related thereto. Pursuant to the Merger Agreement, FNIS formed four wholly-owned subsidiaries which were merged with IDM, MII, FNCS and Flood Co. (the "Mergers"). As a result of the Mergers, each of IDM, MII, FNCS and Flood Co. became a wholly-owned subsidiary of FNIS. Further, Fidelity transferred 80% of the issued and outstanding shares of capital stock of FNTS to FNIS (the "Share Exchange"). Contemporaneous with the Mergers, Fidelity was issued FNIS Common Stock equal to 80% of the issued and outstanding FNIS capital stock. The description of the Merger Agreement contained herein is not intended to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement.

      Pursuant to the Merger Agreement, FNIS also (i) instituted a 1-for-7 reverse stock split; (ii) converted its Series A, Series A-1 and Series A-2 Preferred Stock into Common Stock; (iii) retired its Series R Preferred Stock;
(iv) increased its authorized shares of Common Stock from 70 million shares to 200 million shares; (v) changed FNIS's board of directors from a staggered board with directors serving a three-year term to a board in which all directors are elected annually; (vi) changed Vista's name to Fidelity National Information Solutions, Inc.; (vii) reduced the authorized number of directors on FNIS's board of directors from eight to seven directors; (viii) required four existing directors, Robert Boscamp, Thomas R. Gay, Patrick A. Rivelli and Jay D. Seid to resign; and (viii)



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

appointed to the board of directors five new directors, Willie D. Davis, William
P. Foley, Bradley Inman, Patrick F. Stone, and Cary Thompson.

        Fidelity intends to contribute to FNIS the stock of Risco, Inc., a Kansas corporation acquired by Fidelity in June 2001 and the assets of ReeZ.com, Inc., a Delaware corporation acquired by Fidelity in June, 2001. Fidelity and FNIS are currently negotiating the terms and structure of such transactions.

        Except as set forth in this Item 4, neither of the Reporting Persons have any plans or proposals that relate to or would result in any of the matters set forth in clauses (a) through (j) of Item 4 of this Schedule 13D/A.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

        As of the close of business on August 1, 2001, after giving effect to the transactions described above, Fidelity was the beneficial owner of 6,300,068 shares of FNIS Common Stock, which constitutes 28% of the issued and outstanding FNIS Common Stock, and Chicago Title was the beneficial owner of 11,703,801 shares of Vista Common Stock, which represents approximately 52% of the issued and outstanding FNIS Common Stock (these percentages are based on 22,504,836 shares of FNIS Common Stock outstanding on an as-converted basis as of August 1,
2001). Fidelity has the sole power to vote, direct the voting of, and dispose of or direct the disposition of 18,003,869 of the shares of FNIS Common Stock beneficially owned by it. Except for the transactions set forth above, neither of the Reporting Persons has effected any transaction in FNIS Common Stock during the past sixty (60) days.

        Except as described above, neither the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons referred to in
Schedule I or Schedule II attached hereto, beneficially own any shares of FNIS Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        The descriptions of agreements in this Item 6 are qualified in their entirety by reference to the full text of the referenced agreements set forth as exhibits to this Schedule 13D/A.

        On April 12, 2001, Fidelity and Chicago Title entered into the Merger Agreement pursuant to which the Reporting Persons and FNIS effected the Mergers and the Share Exchange.

        In consideration for the Mergers and the Share Exchange, FNIS issued to Chicago Title 11,703,801 shares of FNIS Common Stock and issued to Fidelity 5,507,671 shares of FNIS Common Stock. Collectively, these shares constitute approximately 77% of the outstanding capital stock of FNIS, exclusive of options, warrants, convertible debt and Series F Preferred Stock.

        In connection with the Merger Agreement, the following agreements were executed.

      Fidelity entered into that certain Agreement for the Purchase and Sale of Preferred Stock dated February 9, 2001 with FNIS and Finova Capital Corporation pursuant to which Fidelity purchased 2,500 shares of the outstanding Series F Convertible Preferred Stock of FNIS from Finova and each of FNIS and Finova released the other from claims and liabilities they might have against the other.

        Fidelity entered into that certain Agreement for Purchase and Sale of Securities with Moore dated February 15, 2001, pursuant to which (i) Fidelity purchased 950,000 shares of FNIS Common Stock and the Moore Note (as defined below) from Moore North America, Inc., a Delaware corporation ("Moore"), (ii) Fidelity agreed to make retention bonus payments to certain FNIS employees,
(iii) Moore agreed to make a general release of claims in favor of FNIS, and
(iv) Moore assigned to Fidelity its rights and obligations pursuant to certain agreements.

        On February 15, 2001, Fidelity acquired that certain Amended and Restated Secured Convertible Note, dated May 3, 2000 (the "Moore Note"), first issued to Moore, jointly and severally by FNIS and VISTA DMS, Inc., a Delaware corporation and a wholly-owned subsidiary of FNIS, in the original principal amount of $18,700,000 which note is currently convertible into approximately 656,682 shares of FNIS Common Stock.

        Fidelity entered into that certain Agreement Regarding Moore Note dated April 12, 2001, pursuant to which certain terms of the Moore Note were amended, contingent upon the closing of the Mergers.

        Fidelity and Chicago Title entered into that certain Irrevocable Stockholder Voting Agreement on April 12, 2001 with FNIS and the holders of FNIS Preferred Stock pursuant to which Fidelity and Chicago Title would vote their shares of FNIS capital stock for the election of two (2) individuals designated by the holders of FNIS Series F Preferred Stock (the "Preferred Directors") and to take such actions as necessary to effectuate the continuous and uninterrupted tenure of such Preferred Directors as members of the FNIS Board of Directors for two years.

        Fidelity and FNIS entered into that certain Agreement Regarding PNC Debt dated as of August 1, 2001 (the "PNC Agreement") to retire the debt outstanding pursuant to the $10 million senior, secured credit facility that FNIS maintained with PNC Bank, National Association, a national banking association ("PNC Bank").

        FNIS issued to Fidelity, as consideration for the retirement of debt under the PNC Agreement, a Promissory Note dated August 1, 2001 in the principal amount of $7,543,484.83 (the "Note") which Note bears interest at a variable rate per year equal to the commercial lending rate of PNC Bank, plus one percent (1.0%).

        Prior to the consummation of the Mergers, each director of FNIS holding shares of FNIS capital stock, and each affiliate of these directors, executed a lock-up agreement, pursuant to which such directors and affiliates agreed that so long as such director or affiliate continues to serve, or have a representative on, the FNIS Board of Directors, and if requested by FNIS in connection with the initial public offering of FNIS securities subsequent to the Mergers (subject to certain exceptions), they will not sell their FNIS Common Stock for a period of not more than 180 days.

        Except as described herein, neither Fidelity nor any other person referred to in Schedule I attached hereto, has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of Vista, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

        99.1        Agreement and Plan of Reorganization and Merger, dated as of April 12, 2001, by and among Fidelity National Financial, Inc., Chicago Title and Trust Company, and Vista
                    Information Solutions, Inc. (incorporated by reference to the DEF Schedule 14A filed by
                    Vista Information Solutions, Inc., on June 29, 2001, file no. 000-20312).

        99.2        Agreement for Purchase and Sale of Preferred Stock dated February 9, 2001, by and among
                    Fidelity National Financial, Inc., Finova Capital Corporation, and Fidelity National
                    Information Solutions, Inc.

        99.3        Agreement for Purchase and Sale of Securities, dated February 15, 2001, by and between
                    Fidelity National Financial, Inc. and Moore North America, Inc.

        99.4        Secured Convertible Note, dated December 17, 1999, issued to Moore North America, Inc., and transferred to Fidelity National Financial, Inc., on February 15, 2001
                    (incorporated by reference to the Schedule 13D filed by Fidelity on February 23, 2001, file no. 005-45213).

        99.5        Agreement Regarding Moore Note, dated April 12, 2001, between Fidelity National
                    Financial, Fidelity National Information Solutions, Inc., and Vista DMS, Inc.*

        99.6        Irrevocable Stockholder Voting Agreement dated April 12, 2001, by and among Fidelity
                    National Information Solutions, Inc., a Delaware corporation, the holders of shares of
                    FNIS Preferred Stock, Chicago Title and Trust Company, and Fidelity National Financial,
                    Inc.

        99.7        Agreement Regarding PNC Debt, dated as of August 1, 2001, by and between Fidelity
                    National Financial, Inc., a Delaware corporation, and Fidelity National Information
                    Solutions, Inc. (incorporated by reference to the Current Report on Form 8-K filed by
                    FNIS on August 9, 2001, file no. 000-20312).

        99.8        Promissory Note issued August 1, 2001 by Fidelity National Information Solutions, Inc.
                    to Fidelity National Financial, Inc. (incorporated by reference to the Current Report on Form 8-K filed by FNIS on August 9, 2001, file no. 000-20312).

        99.9        Joint Filing Agreement, dated as of August 16, 2001, by and between Fidelity National
                    Financial, Inc., and Chicago Title and Trust Company.

        * Registrant has sought confidential treatment pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, for a portion of the referenced exhibit.

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: August 16, 2001        FIDELITY NATIONAL FINANCIAL, INC.


                             By: /s/ Alan L. Stinson
                                ------------------------------------------
                                Alan L. Stinson, Executive Vice President, Chief Financial Officer



                             CHICAGO TITLE AND TRUST COMPANY


                             By: /s/ Alan L. Stinson
                                ------------------------------------------------
                                Alan L. Stinson, Chief Financial Officer



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

                                   SCHEDULE I

                  DIRECTORS AND EXECUTIVE OFFICERS OF FIDELITY

        The names, present principal occupations and business addresses of the directors and executive officers of Fidelity National Financial, Inc. ("Fidelity"), are set forth below. If no address is given, the director's or executive officer's business address is that of Fidelity. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to Fidelity. Each of the named individuals is a citizen of the United States.

Directors and Officers of Fidelity:


William P. Foley, II         Chairman of the Board and Chief Executive Officer
Frank P. Willey              Vice Chairman of the Board
John J. Burns, Jr.           Director
John F. Farrell, Jr.         Director
Philip G. Heasley            Director
William A. Imparato          Director
Donald M. Koll               Director
Daniel D. (Ron) Lane         Director
General William Lyon         Director
J. Thomas Talbot             Director
Cary H. Thompson             Director
Richard P. Toft              Director
Patrick F. Stone             President and Chief Operating Officer
Alan L. Stinson              Executive Vice President, Chief Financial Officer
Peter T. Sadowski            Executive Vice President, General Counsel
Marlan Walker                Executive Vice President - Legal

                                   SCHEDULE II

                DIRECTORS AND EXECUTIVE OFFICERS OF CHICAGO TITLE

               The names, present principal occupations and business addresses of the directors and executive officers of Chicago Title and Trust Company ("Chicago Title"), are set forth below. If no address is given, the director's or executive officer's business address is that of Chicago Title. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to Chicago Title. Each of the named individuals is a citizen of the United States.

Directors and Officers of Chicago Title:

Christopher Abbinante        Director
Joseph C. Bonita             Director
H. Stat Geer                 Director
Alan Stinson                 Director and Chief Financial Officer
Patrick Stone                Director and President


Persons Controlling Chicago Title:

Fidelity National Financial, Inc., a Delaware corporation. See body text of Form 13D/A to which this Schedule II is attached for information regarding Fidelity.


Directors and Officers of Persons Controlling Chicago Title.

See Schedule I of Form 13D/A.

                                  EXHIBIT INDEX

   EXHIBIT NUMBER                 DESCRIPTION
   --------------                 -----------
        99.1        Agreement and Plan of Reorganization and Merger, dated as of April 12, 2001, by and among Fidelity National Financial, Inc., Chicago Title and Trust Company, and Vista
                    Information Solutions, Inc. (incorporated by reference to the DEF Schedule 14A filed by
                    Vista Information Solutions, Inc., on June 29, 2001, file no. 000-20312).

        99.2        Agreement for Purchase and Sale of Preferred Stock dated February 9, 2001, by and among
                    Fidelity National Financial, Inc., Finova Capital Corporation, and Fidelity National
                    Information Solutions, Inc.

        99.3        Agreement for Purchase and Sale of Securities, dated February 15, 2001, by and between
                    Fidelity National Financial, Inc. and Moore North America, Inc.

        99.4        Secured Convertible Note, dated December 17, 1999, issued to Moore North America, Inc., and transferred to Fidelity National Financial, Inc., on February 15, 2001
                    (incorporated by reference to the Schedule 13D filed by Fidelity on February 23, 2001, file no. 005-45213).

        99.5        Agreement Regarding Moore Note, dated April 12, 2001, between Fidelity National
                    Financial, Fidelity National Information Solutions, Inc., and Vista DMS, Inc.*

        99.6        Irrevocable Stockholder Voting Agreement dated April 12, 2001, by and among Fidelity
                    National Information Solutions, Inc., a Delaware corporation, the holders of shares of
                    FNIS Preferred Stock, Chicago Title and Trust Company, and Fidelity National Financial,
                    Inc.

        99.7        Agreement Regarding PNC Debt, dated as of August 1, 2001, by and between Fidelity
                    National Financial, Inc., a Delaware corporation, and Fidelity National Information
                    Solutions, Inc. (incorporated by reference to the Current Report on Form 8-K filed by
                    FNIS on August 9, 2001, file no. 000-20312).

        99.8        Promissory Note issued August 1, 2001 by Fidelity National Information Solutions, Inc.
                    to Fidelity National Financial, Inc. (incorporated by reference to the Current Report on Form 8-K filed by FNIS on August 9, 2001, file no. 000-20312).

        99.9        Joint Filing Agreement, dated as of August 16, 2001, by and between Fidelity National
                    Financial, Inc., and Chicago Title and Trust Company.

        * Registrant has sought confidential treatment pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, for a portion of the referenced exhibit.